Exhibit 99.3

NuCana Reports Third Quarter 2020 Financial Results and Provides Business Update

Completed Successful $80 million Public Offering

Presented Encouraging Data for NUC-3373 and NUC-7738 at the ESMO Virtual Congress 2020

Edinburgh, United Kingdom, November 19, 2020 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2020 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of September 30, 2020, NuCana had cash and cash equivalents of £100.7 million compared to £47.8 million at June 30, 2020 and £52.0 million at December 31, 2019. This cash balance includes the net proceeds from NuCana’s public offering in September 2020. NuCana continues to advance its various clinical programs and reported a net loss of £8.4 million for the quarter ended September 30, 2020, as compared to £3.9 million for the quarter ended September 30, 2019. Basic and diluted loss per share was £0.24 for the quarter as compared to £0.12 per share for the prior-year quarter.

“We are very pleased with our achievements during the third quarter,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We significantly augmented our financial position with the successful completion of this public offering, supporting our progress towards several important milestones. These milestones include filing a New Drug Application (“NDA”) for Acelarin in biliary tract cancer, filing an NDA for NUC-3373 in colorectal cancer, and completing a Phase II clinical study for NUC-7738, in each case subject to regulatory feedback and clinical outcomes.”

Mr. Griffith continued: “We also presented encouraging data at the ESMO Virtual Congress 2020, including a poster highlighting interim data from the ongoing Phase Ib study of NUC-3373 in combination with other agents typically combined with 5-FU in patients with advanced colorectal cancer (NuTide:302) and a poster detailing the first-ever clinical data from the ongoing Phase I study of NUC-7738 in patients with advanced solid tumors (NuTide:701). We believe the data from the NuTide:302 study support the potential of NUC-3373 to improve progression-free survival in patients who had relapsed or were refractory to prior 5-FU-containing regimens. We also believe these data show NUC-3373’s potential to offer enhanced efficacy, an improved safety profile and a more convenient dosing regimen as compared to 5-FU. With respect to NUC-7738, we believe the interim data from the NuTide:701 study demonstrate that NUC-7738 has a favorable pharmacokinetic and tolerability profile and is showing encouraging anti-cancer activity.”

Mr. Griffith concluded, “We continue to drive recruitment in all of our ongoing studies and remain focused on our mission of developing safer and more effective medicines for patients with cancer.”

Anticipated 2021 Milestones

•	Acelarin is a ProTide transformation of gemcitabine. In 2021, NuCana expects to:

•	Complete recruitment to enable the first interim analysis of the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is a ProTide transformation of the active anti-cancer metabolite of 5-FU. In 2021, NuCana expects to:

•

Report data from the Phase Ib study (NuTide:302) of NUC-3373 in combination with other agents with which 5-FU is typically combined, such as leucovorin, oxaliplatin and irinotecan in patients with advanced colorectal cancer.

•	Initiate and report data from a Phase Ib expansion / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Initiate a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Report data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2021, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors.

•	Initiate a Phase II study of NUC-7738 in patients with solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in four clinical studies, including a Phase III study for patients with biliary tract cancer, a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the sufficiency of the Company’s current cash and cash equivalents; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the impact of COVID-19 on its preclinical studies, clinical studies, business, financial condition and results of operations; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the fact that the Company’s expectations as to the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations excludes any potential costs related to pre-commercial activities or, if approved, commercialization costs, as well as the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(6,117)	(4,845)	(17,918)	(14,551)
Administrative expenses	(1,906)	(1,423)	(5,144)	(4,231)
Net foreign exchange (losses) gains	(1,601)	1,227	610	1,191

Operating loss	(9,624)	(5,041)	(22,452)	(17,591)
Finance income	26	252	234	867

Loss before tax	(9,598)	(4,789)	(22,218)	(16,724)
Income tax credit	1,204	912	3,797	3,020

Loss for the period	(8,394)	(3,877)	(18,421)	(13,704)

Basic and diluted loss per share	(0.24)	(0.12)	(0.55)	(0.42)

Unaudited Condensed Consolidated Statements of Financial Position

	September 30, 2020	December 31, 2019
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,686	3,960
Property, plant and equipment	1,281	1,109
Deferred tax asset	34	46

	6,001	5,115

Current assets
Prepayments, accrued income and other receivables	5,065	4,710
Current income tax receivable	8,140	8,481
Cash and cash equivalents	100,678	51,962

	113,883	65,153

Total assets	119,884	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	142,937	80,840
Other reserves	65,740	62,737
Accumulated deficit	(98,403)	(80,055)

Total equity attributable to equity holders of the Company	110,274	63,522

Non-current liabilities
Provisions	46	26
Lease liabilities	441	538

	487	564

Current liabilities
Trade payables	4,190	2,412
Payroll taxes and social security	138	160
Lease liabilities	278	268
Accrued expenditure	4,517	3,342

	9,123	6,182
Total liabilities	9,610	6,746

Total equity and liabilities	119,884	70,268

Unaudited Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,421)	(13,704)
Adjustments for:
Income tax credit	(3,797)	(3,020)
Amortization and depreciation	667	522
Finance income	(234)	(867)
Interest expense on lease liabilities	20	—
Share-based payments	3,069	2,191
Net foreign exchange gains	(619)	(1,228)

	(19,315)	(16,106)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(408)	(3,593)
Increase (decrease) in trade payables	1,778	(300)
Increase in payroll taxes, social security and accrued expenditure	1,153	8

Movements in working capital	2,523	(3,885)

Cash used in operations	(16,792)	(19,991)

Net income tax received	4,152	20

Net cash used in operating activities	(12,640)	(19,971)

Cash flows from investing activities
Interest received	300	915
Payments for property, plant and equipment	(350)	(29)
Payments for intangible assets	(1,079)	(988)

Net cash used in investing activities	(1,129)	(102)

Cash flows from financing activities
Payments of lease liabilities	(223)	(146)
Proceeds from issue of share capital – exercise of share options	15	117
Proceeds from issue of share capital	66,581	—
Share issue expenses	(4,499)	—

Net cash from (used in) financing activities	61,874	(29)

Net increase (decrease) in cash and cash equivalents	48,105	(20,102)
Cash and cash equivalents at beginning of period	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	611	1,221

Cash and cash equivalents at end of period	100,678	58,091

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131 357 1111

E: info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com